SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Myogen, Inc.

(Name of Subject Company (Issuer))

Mustang Merger Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

62856E104

(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David A. Lipkin, Esq.

Michelle Sonu Park, Esq.

Tali Sealman Tene, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$2,435,406,435	$260,588.49

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $52.50 (i.e. the tender offer price) and (ii) 46,388,694, the estimated maximum number of shares of Myogen common stock to be acquired in the tender offer (which number is composed of 43,440,061 shares of Myogen common stock outstanding as of October 11, 2006, 1,967,675 shares of Myogen common stock issuable upon the exercise of outstanding options that are or will become vested and exercisable before November 10, 2006 and 980,958 shares of Myogen common stock issuable upon the exercise of outstanding warrants).
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Mustang Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Myogen, Inc., a Delaware corporation (“Myogen”), at a purchase price of $52.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2006, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and Gilead. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Myogen, Inc., a Delaware corporation. Myogen’s principal executive offices are located at 7575 W. 103rd Avenue, Suite 102, Westminster, CO 80021. Myogen’s telephone number at that address is (303) 410-6666.

(b) The information set forth under the “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under “Price Range of Shares of Myogen Common Stock; Dividends on Shares of Myogen Common Stock” in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule TO is filed by the Purchaser and Gilead. The information set forth under “Certain Information Concerning the Purchaser and Gilead” and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under “Certain Information Concerning Myogen,” “Certain Information Concerning the Purchaser and Gilead,” “Background of the Offer” and “Purpose of the Offer and the Merger; Plans for Myogen; The Merger Agreement” in the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between any of the Purchaser or Gilead or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Gilead, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and Myogen or its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6. PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under “Introduction,” “Background of the Offer,” “Purpose of the Offer and the Merger; Plans for Myogen; The Merger Agreement,” “Effect of the Offer on the Market for Myogen Common Stock; Nasdaq Listing of Myogen Common Stock; Exchange Act Registration of Myogen Common Stock; Margin Regulations” and “Price Range of Shares of Myogen Common Stock; Dividends on Shares of Myogen Common Stock” in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under “Introduction,” “Certain Information Concerning Myogen,” “Certain Information Concerning the Purchaser and Gilead,” “Background of the Offer,” “Purpose of the Offer and the Merger; Plans for Myogen; The Merger Agreement” and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under “Introduction” and “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not Applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)(1)	The information set forth under “Background of the Offer” and “Purpose of the Offer and the Merger; Plans for Myogen; The Merger Agreement” in the Offer to Purchase is incorporated herein by reference.

(a)(2-5)	The information set forth under “Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)	Offer to Purchase, dated October 16, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Gilead Sciences, Inc. and Myogen, Inc. on October 2, 2006.(1)

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on October 16, 2006.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 1, 2006, by and among Gilead Sciences, Inc., Mustang Merger Sub, Inc. and Myogen, Inc.(2)

(d)(2)	Mutual Confidential Disclosure Agreement, dated as of May 19, 2006, by and between Gilead Sciences, Inc. and Myogen, Inc.

(d)(3)	Confidentiality and Exclusivity Agreement, dated August 3, 2006, between Gilead Sciences, Inc. and Myogen, Inc.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference from the Schedule TO-C filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on October 2, 2006.
(2)	Incorporated by reference from the Schedule TO-C filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on October 5, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUSTANG MERGER SUB, INC.

By:	/s/ JOHN F. MILLIGAN, PH.D.
Name:	John F. Milligan, Ph.D.
Title:	President and Chief Financial Officer

GILEAD SCIENCES, INC.

By:	/s/ JOHN F. MILLIGAN, PH.D.
Name:	John F. Milligan, Ph.D.
Title:	Executive Vice President and Chief Financial Officer

Dated: October 16, 2006

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated October 16, 2006

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Gilead Sciences, Inc. and Myogen, Inc. on October 2, 2006.(1)

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on October 16, 2006.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 1, 2006, by and among Gilead Sciences, Inc., Mustang Merger Sub, Inc. and Myogen, Inc.(2)

(d)(2)	Mutual Confidential Disclosure Agreement, dated as of May 19, 2006, by and between Gilead Sciences, Inc. and Myogen, Inc.

(d)(3)	Confidentiality and Exclusivity Agreement, dated August 3, 2006, between Gilead Sciences, Inc. and Myogen, Inc.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference from the Schedule TO-C filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on October 2, 2006.
(2)	Incorporated by reference from the Schedule TO-C filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on October 5, 2006.